UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LEJU HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

50187J108

(CUSIP Number)**

Xin Zhou

E-House Holdings Ltd.

c/o 11/F, Yinli Building

383 Guangyan Road

Jing’an District, Shanghai 200072

People’s Republic of China

Phone: +86 21 6133-0808

Facsimile: +86 21 6133-0707

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq.

Haiping Li, Esq.

 Skadden, Arps, Slate, Meagher & Flom LLP

 c/o 42/F, Edinburgh Tower, The Landmark

 15 Queen’s Road Central

Hong Kong

 +852 3740-4700

December 30, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**           This CUSIP number applies to the American depositary shares of the Issuer, each representing one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.

CUSIP No.	50187J108

1	Names of Reporting Persons Xin Zhou
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong S.A.R.
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 55,023,895 Ordinary Shares (1)
		8	Shared Voting Power 0
		9	Sole Dispositive Power 55,023,895 Ordinary Shares (1)
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,023,895 Ordinary Shares (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 40.6% (2)
14	Type of Reporting Person (See Instructions) IN

(1)                                 Include (i) 370,833 Ordinary Shares held by Mr. Zhou, (ii) 203,240 Ordinary Shares held by On Chance Inc. (“On Chance”), a British Virgin Islands company solely owned and controlled by Mr. Zhou, (iii) 889,506 Ordinary Shares held by Kanrich Holdings Limited (“Kanrich”), a British Virgin Islands company jointly established by Mr. Zhou and certain other persons and controlled by Mr. Zhou, (iv) 483,250 Ordinary Shares held by Jun Heng Investment Limited (“Jun Heng”), a British Virgin Islands company solely beneficially owned by Mr. Zhou indirectly through On Chance and controlled by Mr. Zhou, (v) 53,043,733 Ordinary Shares held by E-House (China) Holdings Limited, a wholly owned subsidiary of E-House Holdings, and (vi) 33,333 Ordinary Shares issuable to Mr. Zhou upon exercise of options or vesting of restricted shares within 60 days after December 30, 2016.

(2)                                 This calculation is based on 135,503,958 Ordinary Shares outstanding as of December 30, 2016.

CUSIP No.	90138A103

1	Names of Reporting Persons E-House Holdings Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 53,043,733 Ordinary Shares (1)
		8	Shared Voting Power 0
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 53,043,733 Ordinary Shares (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,043,733 Ordinary Shares (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 39.2% (2)
14	Type of Reporting Person (See Instructions) CO

(1)                                 Include 53,043,733 Ordinary Shares held by E-House (China) Holdings Limited, a wholly owned subsidiary of E-House Holdings.

(2)                                 This calculation is based on 135,503,958 Ordinary Shares outstanding as of December 30, 2016..

This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 1 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 22, 2016 (the “Original Filing”) by each of Mr. Xin Zhou (“Mr. Zhou”) and E-House Holdings Ltd. (“E-House Holdings”), with respect to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”) of Leju Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”). Except as amended hereby, the Original Filing remains in full force and effect. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filing.

Item 2.                                 Identity and Background

Item 2(a)—(c) of the Schedule 13D is hereby amended and supplemented as follows:

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of E-House Holdings are set forth on Schedule A-1 hereto and are incorporated herein by reference.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

In accordance with Section 4.04 of the Shareholders Agreement, during the 18-month period following the Closing Date, E-House Holdings has an option to repurchase all the equity interest held by Sina Corporation (“SINA”) in E-House Holdings for a consideration consisting of (i) 30% of the total outstanding Ordinary Shares at the time of the repurchase, and (ii) a cash payment. In December 2016, E-House Holdings exercised such option right and on December 30, 2016, E-House Holdings repurchased 49,764,809 ordinary shares of E-House Holdings from SINA, representing all the ordinary shares held by SINA in E-House Holdings, for the aggregate consideration comprised of 40,651,187 Ordinary Shares and US$129,038,150, pursuant to a share repurchase agreement dated December 30, 2016 (the “Share Repurchase Agreement”) entered into by and between SINA and E-House Holdings.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 3.

Item 5.                                 Interest in Securities of the Issuer

Item 5(a)—(b) of the Schedule 13D is hereby amended and restated as follows:

The responses of Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

As of December 30, 2016, Mr. Zhou’s beneficial ownership in the Issuer equals to 55,023,895 Ordinary Shares, representing approximately 40.6% of the total issued and outstanding Ordinary Shares.  The 55,023,895 Ordinary Shares beneficially owned by Mr. Zhou include (i) 370,833 Ordinary Shares held by Mr. Zhou, (ii) 203,240 Ordinary Shares held by On Chance, (iii) 889,506 Ordinary Shares held by Kanrich, (iv) 483,250 Ordinary Shares held by Jun Heng, (v) 53,043,733 Ordinary Shares held by the Target, and (vi) 33,333 Ordinary Shares issuable to Mr. Zhou upon exercise of options or vesting of restricted shares within 60 days after December 30, 2016.

Immediately following the repurchase of E-House Holdings’ ordinary shares on December 30, 2016, Mr. Zhou held 90.5% of the shares of E-House Holdings and continued to be a director of E-House Holdings. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the Ordinary Shares of the Issuer indirectly held by E-House Holdings through the Target. The information with respect to Ordinary Shares that may be deemed to be beneficially owned by each director and officer of E-House Holdings is set forth on Schedule A-2 hereto, which is incorporated herein by reference.

Mr. Zhou disclaims beneficial ownership of the Ordinary Shares owned by Kanrich, On Chance, Jun Heng and E-House Holdings except to the extent of his pecuniary interest therein.

The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 135,503,958 Ordinary Shares outstanding as of December 30, 2016.

Except as disclosed in this Schedule 13D, neither of the Reporting Persons or, to the best of their knowledge, any of the persons listed on Schedule A-1 hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

ITEM 6.                                                Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference in this Item 6.

A copy of the Share Repurchase Agreement is attached hereto as Exhibit 7.03 and is incorporated by reference herein. The foregoing description of the Share Repurchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such Shareholders Agreement attached hereto as Exhibit 7.03.

ITEM 7.                                                Material to be Filed as Exhibits.

Exhibit 7.01*	Joint Filing Agreement by and between the Reporting Persons, dated August 22, 2016.

Exhibit 7.02*	Shareholders Agreement by and among E-House Holdings, Mr. Zhou, SINA and certain other parties thereto, dated August 12, 2016.

Exhibit 7.03	Share Repurchase Agreement between E-House Holdings and SINA, dated December 30, 2016.

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 4, 2017

Xin Zhou
/s/ Xin Zhou

E-House Holdings Ltd.
By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Director

SCHEDULE A-1

Directors and Executive Officers of E-House Holdings

Name	Position with E-House Holdings	Present Principal Occupation	Business Address	Citizenship

Xin Zhou	Director	Director of E-House Holdings	11/F, Yinli Building, 383 Guangyan Road, Jing’an District, Shanghai 200072, People’s Republic of China	Hong Kong S.A.R.

Neil Nanpeng Shen	Director	Founding Managing Partner of Sequoia Capital China	Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong	Hong Kong S.A.R.

SCHEDULE A-2

Ordinary Shares Beneficially Owned by the Directors and Executive Officers of E-House Holdings

	Ordinary Shares Beneficially Owned
	Number		% (1)
Directors and Executive Officers

Xin Zhou	55,023,895		40.6%

Neil Nanpeng Shen	197,524	(2)	0.1%

(1)                                 For each person included in this table, the percentage of beneficial ownership is calculated based on (i) 135,503,958 Ordinary Shares outstanding as of December 30, 2016, and (ii) the number of Ordinary Shares issuable to such person upon exercise of options or vesting of restricted shares within 60 days after December 30, 2016.

(2)                                 Include (i) 1,750 Ordinary Shares held by Mr. Shen as of December 30, 2016, (ii) 104,244 Ordinary Shares held by Smart Create Group Limited, a British Virgin Islands company controlled by Mr. Shen, (iii) 68,197 Ordinary Shares held by Smart Master International Limited, a British Virgin Islands company controlled by Mr. Shen, and (iv) 23,333 Ordinary Shares issuable to Mr. Shen upon exercise of options or vesting of restricted shares within 60 days after December 30, 2016.